UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

June 14, 2023

BLACK SPADE ACQUISITION CO

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40616	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: + 852 3955 1316

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value	BSAQ	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	BSAQWS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-half of one warrant	BSAQU	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

First Amendment to Business Combination Agreement

As previously disclosed in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”), on May 12, 2023, Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of Cayman Islands (“Black Spade” or the “Company”) entered into a business combination agreement (the “Business Combination Agreement”) with VinFast Auto Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“VinFast”), and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a direct wholly-owned subsidiary of VinFast (“Merger Sub”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Black Spade (“Merger”), with Black Spade surviving the Merger as a wholly-owned subsidiary of VinFast. The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

On June 14, 2023, Black Spade, VinFast and Merger Sub entered into a first amendment to business combination agreement (the “First BCA Amendment”), pursuant to which the parties agreed to amend the Business Combination Agreement to include the NYSE American LLC (“NYSE American”) as a qualified stock exchange, in addition to the Nasdaq Stock Market and the New York Stock Exchange (“NYSE”). Such amendment would allow, among other things, NYSE American LLC to be used as a potential listing exchange of Black Spade prior to the consummation of the Business Combination.

The foregoing description of the First BCA Amendment is not complete and is qualified in its entirety by reference to the full text of the First BCA Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

First Amendment to Sponsor Support and Lock-Up Agreement and Deed

As previously disclosed in a Current Report on Form 8-K filed with the SEC, concurrently with the execution of the Business Combination Agreement, VinFast, Black Spade, Black Spade Sponsor LLC, a limited liability company registered under the laws of Cayman Islands (the “Sponsor”) and certain other holders of Class B ordinary shares of Black Spade (the “Sponsor Parties”) entered into a sponsor support and lock-up agreement and deed (the “Sponsor Support Agreement”).

On June 14, 2023, VinFast, Black Spade and the Sponsor entered into a first amendment to sponsor support and lock-up agreement and deed (the “First SSA Amendment”), pursuant to which the parties agreed to amend Section 5.5(b) of the Sponsor Support Agreement to reflect that certain working capital loans from (or working capital payables to) the Sponsor or any of the other Sponsor Parties to Black Spade, to the extent used by Black Spade (or on its behalf) for payment of transaction costs and expenses required to be borne and paid by VinFast pursuant to the Business Combination Agreement, will be repaid by VinFast within three business days from the consummation of the Business Combination.

The foregoing description of the First SSA Amendment is not complete and is qualified in its entirety by reference to the full text of the First SSA Amendment, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On June 16, 2023, the Company issued a press release announcing that it will voluntarily delist from the NYSE and simultaneously transfer to the NYSE American. The Company has been approved for listing on the NYSE American and expects to begin trading on the NYSE American on June 21, 2023. Following the transfer of its listing, the Company intends to continue to file the same periodic reports and other information it currently files with the SEC.

On June 16, 2023, the Company filed with the SEC a Form 8-A with respect to the registration of the Company’s securities on the NYSE American.

Item 7.01	Regulation FD Disclosure

A copy of the press release issued by the Company announcing the transfer to the NYSE is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade and VinFast, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade’s or VinFast’s expectations concerning the outlook for the VinFast’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade and VinFast, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of VinFast may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on VinFast’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and an extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of VinFast to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or VinFast’s control, (x) the ability of VinFast to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of VinFast to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that VinFast’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) VinFast’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) VinFast’s ability to adequately control the costs associated with its operations, (xvii) the ability of VinFast to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) VinFast’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix)

VinFast’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that VinFast’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report VinFast’s financial condition, results of operations or cash flows, (xxv) battery packs failures in VinFast or its competitor’s EVs, (xxvi) failure of VinFast’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in VinFast’s EVs or operations, (xxviii) the risk that VinFast’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that VinFast may be required to make, (xxxi) the ability of VinFast’s controlling shareholder to control and exert significant influence on VinFast, (xxxii) VinFast’s reliance on financial and other support from Vingroup and its affiliates and the close association between VinFast and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VinFast’s registration statement on Form F-4 filed by VinFast with the U.S. Securities and Exchange Commission (the “SEC”, Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and other documents filed by VinFast and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. VinFast and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VinFast nor Black Spade gives any assurance that either VinFast or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by VinFast or Black Spade or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade and VinFast. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. VinFast has filed a registration statement on Form F-4 that includes a proxy statement of Black Spade and a prospectus of VinFast with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade shareholders as of a record date to be established for voting on the proposed transaction. Black Spade also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in the Solicitation

Black Spade and VinFast and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black

Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1	First Amendment to Business Combination Agreement, dated as of June 14, 2023, by and among Black Spade, VinFast and Merger Sub

10.1	First Amendment to Sponsor Support and Lock-Up Agreement and Deed, dated as of June 14, 2023, by and among VinFast, Black Spade and the Sponsor

99.1	Press Release, dated June 16, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2023

BLACK SPADE ACQUISITION CO

	By:	/s/ Chi Wai Dennis Tam
	Name:	Chi Wai Dennis Tam
	Title:	Chairman and Co-Chief Executive Officer

[Signature Page to Form 8-K]